UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc's corporate partner Boston Scientific to announce 12-Month Follow-Up Data from TAXUS II Clinical Trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 28, 2003

      By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 27, 2003

BOSTON SCIENTIFIC TO ANNOUNCE 12-MONTH FOLLOW-UP DATA FROM

TAXUS II CLINICAL TRIAL

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner, Boston Scientific (“BSC”) will announce 12-month follow-up data from its TAXUS II clinical trial on Sunday, March 30 at the 52nd Annual Scientific Session of the American College of Cardiology (ACC) in Chicago.

The data will be announced at a 10:30 a.m. (CT) press conference in Room E253 of the McCormack Place Convention Center. In accordance with ACC policy, the data will be embargoed until 3:30 p.m. (CT), the time of its actual presentation at the Late Breaking Clinical Trial session. BSC will issue a press release announcing the data at 3:30 p.m. (CT) via PR Newswire. The press release will also be available in the ACC's Exhibitor Newsroom, Room E270 of the McCormack Place Convention Center.

The TAXUS clinical program is a series of studies designed to collect data on BSC's proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. Paclitaxel is a multi-functional microtubular inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel.

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), ext. 6996

Cindy Yu (media), ext. 6901

(604) 221-7676